COMMENTS RECEIVED ON 03/20/2017

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Large Cap Stock K6 Fund

Fidelity Small Cap Stock K6 Fund

POST-EFFECTIVE AMENDMENT NO. 83

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Contrafund K6

POST-EFFECTIVE AMENDMENT NO. 92

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Mid Cap Value K6 Fund

POST-EFFECTIVE AMENDMENT NO. 156

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Total Bond K6 Fund

POST-EFFECTIVE AMENDMENT NO. 116

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Diversified International K6 Fund

Fidelity International Capital Appreciation K6 Fund

POST-EFFECTIVE AMENDMENT NO. 154

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Growth Strategies K6 Fund

POST-EFFECTIVE AMENDMENT NO. 75

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Low-Priced Stock K6 Fund

Fidelity Value Discovery K6 Fund

POST-EFFECTIVE AMENDMENT NO. 169

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth K6 Fund

Fidelity Small Cap Growth K6 Fund

POST-EFFECTIVE AMENDMENT NO. 120

All funds

C:

The Staff requests that we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that K6 shares are not clean shares. If they are clean shares, provide the disclosure required by FAQ 6 to IMI Guidance Update 2016-06.

R:

Each Fund does not currently intend that K6 shares qualify as “Clean Shares” as the Staff has interpreted that term in the Capital Group (Jan. 11, 2017) interpretive letter and related Frequently Asked Questions. To the extent that each Fund intends to offer K6 as Clean Shares in the future, the Fund will include the appropriate disclosure consistent with Staff guidance.

All funds (except Fidelity Diversified International K6 Fund and Fidelity International Capital Appreciation K6 Fund)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Investing in domestic and foreign issuers.”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosure are appropriate.

All funds

“Investment Policies and Limitations” (SAI)

C:

The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R:

We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Low-Priced Stock K6 Fund and Fidelity Growth Strategies K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that small cap and mid cap risks be added to the “Principal Investment Risks” section in the “Fund Summary.”

R:

The risks associated with small cap and mid cap investing are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” −− “Stock Market Volatility” in the “Fund Summary” section.

Fidelity Low-Priced Stock K6 Fund, Fidelity Contrafund K6, Fidelity Large Cap stock K6 Fund, and Fidelity Small Cap Stock K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we add growth and value investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

The risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” - - “Stock Market Volatility” in the “Investment Details” section.

Fidelity Low-Priced Stock K6 Fund and Fidelity Total Bond K6 Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A,

Item 5(a), Instruction 2.

Fidelity Value Discovery K6 Fund, Fidelity Contrafund K6, Fidelity International Capital Appreciation K6 Fund, and Fidelity Diversified International K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy for each fund and add corresponding small cap and mid cap risks to the “Principal Investment Risks” section, as applicable.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small cap and mid cap investing are not principal investment risks of each fund. Accordingly, we have not modified the disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐‐“Stock Market Volatility” in the “Investment Summary” section.

Fidelity Total Bond K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities.”

C:

The Staff requests that, in accordance with Rule 35d‐1(a)(2)(i) under the Investment Company Act of 1940, the term “bond” be used instead of “debt securities” because it better aligns with the fund’s name.

R:

We believe that the fund’s name and 80% policy are consistent with Rule 35d‐1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types (see Stan Griffith’s June 21, 1990 letter to David Wills, then Branch Chief of the SEC’s Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Total Bond K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.”

C:

The Staff requests a separate risk for junk bonds.

R:

We believe that the risks associated with investing in lower‐quality debt securities are described in

“Issuer ‐ Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity Total Bond K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

The fund believes that the risks associated with investing in derivatives are described in “Issuer‐Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity Large Cap Stock K6 Fund and Fidelity Small Cap Stock K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Large Cap Stock K6 Fund:

“Normally investing at least 80% of assets in common stocks of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index).”

From Fidelity Small Cap Stock K6 Fund:

“Normally investing at least 80% of assets in common stocks of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000® Index or the S&P SmallCap 600® Index).”

C:

The Staff requests we revise the disclosure to include “within the range of companies” in the indices instead of "similar to companies" in the indices.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked

Questions About Rule 35d−1 (Investment Company Names FAQ)). Given the large degree of variability within the industry, Fidelity has included a parenthetical in the disclosure to provide investors with a point of reference for the fund’s definition of “large” or “small” cap, as the case may be. Such disclosure is not, in itself, intended to be an investment limitation and given the inherent variability of indices’ capitalization ranges over time we do not believe such a limitation would be appropriate.  As a result, we respectfully decline to modify the disclosure as requested.

Fidelity Large Cap Stock K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in common stocks of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index).”

C:

Because the smallest companies in the Russell 1000 Index have a market cap of $2 billion, the Staff questions why the registrant considers them large cap.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range, and may consider industry indices for that purpose (Investment Company Names FAQ). The index provider has independently defined the Russell 1000 Index to measure the performance of the highest ranking 1000 stocks in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of that index. Because we believe that the index provider’s definition is reasonable and consistent with the latitude provided by the Staff in its interpretation of Rule 35d−1, we have not modified the disclosure.

Fidelity Blue Chip Growth K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in blue chip companies (companies whose stock is included in the S&P 500® Index or the Dow Jones Industrial Average℠ (DJIA℠), and companies with market capitalizations of at least $1 billion if not included in either index).”

C:

The Staff asserts that $1 billion is too small for a blue chip company and requests we revise our definition of the term “blue chip.”

R:

The fund has a principal investment strategy of “Normally investing primarily in common stocks of well-known and established companies.” While the S&P 500 and the DJIA are commonly regarded as indices of stock of companies that are “well-known and established,” the fund could invest in stocks of similar quality not included in either index. We believe that identifying a market capitalization range of at least $1 billion, when considered in connection with the fund’s principal investment strategy of investing primarily in the common stocks of well-known and established companies, provides a reasonable approach for identification of “blue chip companies.”

Fidelity Blue Chip Growth K6 Fund

C:

The Staff requests that the fund provides some qualitative factors for Blue Chip companies (e.g., nationally recognized, leading market positions, financially sound, and well-established).

R:

We believe the moniker “blue chip” has a general meaning that is understood by the average investor and that addition of further qualitative disclosure (e.g., including “financially sound”) could misrepresent the fund’s true investment risk without providing a material benefit for investor comprehension. As a result, we respectfully decline to modify the disclosure.

Fidelity Diversified International K6 Fund

C:

The Staff requests we disclose in the prospectus that the fund is diversified, given its name.

R:

Although the fund intends to operate as a “diversified” fund within the meaning of Section 5(b)(1) of the Investment Company Act of 1940, the use of that word in the fund’s name is in reference to the more generally understood meaning of the word.  More specifically, it is intended to acknowledge the geographic diversity represented in the fund’s portfolio.  As a result, we respectfully decline to modify the disclosure.

Fidelity Mid Cap Value K6 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap Index or the S&P MidCap 400 Index).”

C:

The Staff requests an explanation of why a company with a market cap of $26 billion should be considered mid-cap, since the Russell Midcap Index has a market cap range of up to $26 billion.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range, and may consider industry indices for that purpose (Investment Company Names FAQ). The index provider has independently defined the Russell Midcap Index to include companies with market capitalizations of up to approximately $26 billion. Because we believe that the index provider’s definition is reasonable and consistent with the latitude provided by the Staff in its interpretation of Rule 35d−1, we have not modified the disclosure.